SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Meeting with Investors – 2015 Results

São Paulo, March 01, 2016

Braskem



Disclaimer on forward-looking statements

Braskem

This presentation includes forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem's management. The terms "anticipate," "believe," "expect," "foresee," "intend," "plan," "estimate," "project," "aim" and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties and are prepared using the information currently available to Braskem.

This presentation was up-to-date as of December 31, 2015, and Braskem does not assume any obligation to update it in light of new information or future developments.

Braskem assumes no liability for transactions or investment decisions taken based on the information in this presentation.

Agenda

Braskem

BASIC PETROCHEMICALS

POLYOLEFINS AND VINYLS

UNITED STATES AND EUROPE

MEXICO PROJECT

FINANCIAL HIGHLIGHTS

GLOBAL SCENARIO AND PETROCHEMICAL INDUSTRY

PRIORITIES




25
20
15





Braskem

BASIC PETROCHEMICALS

Basic Petrochemicals Unit

4 Petrochemical Complexes: Bahia, Rio Grande do Sul, Rio de Janeiro and São Paulo

Total petrochemical **production capacity** of approx. **9.5 million**[1] ton/year

Total **Net Revenue** in 2015: **R$14.5 billion, 31%** of Braskem's Consolidated Net Revenue

Direct **Team Members**: **2.300**


Triunfo, RS


Camaçari, BA

(1) Does not consider Green Ethylene production capacity

Commercial Profile - Value Chain

Braskem

% of Basic Petrochemicals Unit Revenue

Share	Basic Petrochemicals	Products
50%	Ethylene	2nd Generation (PE, PP, PVC)
	Propylene	





Basic Petrochemicals

Share	Basic Petrochemicals	Products
45%	Ethylene	MEG/EO/Styrene
	Propylene	Cumene
	Butadiene	PBR/SBR/EPDM
	Isoprene	SIS/IR
	Benzene	Cumene/Styrene/LAB
	Paraxylene	PTA/PET
	ETBE/MTBE	Fuels











Specialties

Share	Basic Petrochemicals	Products
5%	Tol./Xil./AB9	Solvents/Boosters
	Specialties	PIB/RHC/Nonene/DCPD





Health, Safety and Environment – HSE (1/2)(*)

Braskem



Recordable and Lost-time Injury Frequency Rate
(1.000.000 mhw)
-41.4%
1.16
1.04
1.04
1.00
0.68
2011
2012
2013
2014
2015

The recordable and lost-time injury frequency rate, considering Team Members and Partners per million hours worked, was 0.68, which is **Braskem's best result ever**. The result represents an improvement of 32% compared to 2014.

(*) Consolidated Braskem data ex-Mexico

Health, Safety and Environment – HSE (2/2)(*)

Braskem


Energy Consumption
(GJ/ton)
-3%
10.77
10.55
10.67
10.74
10.49
2011
2012
2013
2014
2015


Water Consumption
(m³/ton)
-10%
4.48
4.23
4.30
4.16
4.05
2011
2012
2013
2014
2015


Solid Waste Generation
(kg/ton)
-25%
2.67
2.28
2.20
2.30
2.01
2011
2012
2013
2014
2015


Wastewater Generation
(m³/ton)
-13%
1.32
1.17
1.22
1.28
1.15
2011
2012
2013
2014
2015

Best historical results in all eco-efficiency indicators;

The Aquapolo project enabled the reuse of 8.4 billion liters of water by treating household sewage, which avoids the withdrawal of water from bodies of water and **saves an amount of water equivalent to the annual consumption of 224,000 people.**

(*) Consolidated Braskem data ex-Mexico

Operational highlights

Braskem


Production Volume(1)
and Ethylene Capacity Utilization Rate(2)
83%
89%
90%
86%
89%
7,950
8,150
8,360
8,190
8,450
3,119
3,330
3,373
3,238
3,357
4,831
4,820
4,987
4,952
5,093
2011
2012
2013
2014
2015
Ethylene Utilization Rate
Ethylene
Main Basic Petrochemicals

Average cracker utilization rate of 89%, 3 p.p. higher than last year, with **record production of basic petrochemicals;**

The good operating performance is explained, mainly, by **process improvements** and **investments made in recent years.**

(1) In thousand tons
(2) Does not consider Green Ethylene

Exports Volume

Braskem



Main Basic Petrochemicals Exports
(thousand tons)
+53%
964
1,119
1,370
1,441
1,477
2011
2012
2013
2014
2015

The company presented **record** of main basic petrochemical **exports,** with the exports as alternative to the domestic market's retraction;

Braskem's comercial structure overseas, developed in the last few years, has allowed fast repositioning.

2015 Highlights

Braskem

(A) **Raw Materials:**

- In December, Braskem signed a **new petrochemical naphtha supply agreement** with Petrobras, valid for five years;
  - Even though the new contract does not fully reflect the necessary conditions to guarantee the competitiveness of the chemical and petrochemical industry, Braskem considers the agreement important for reducing the severe uncertainties surrounding the industry and for preventing the shutdown of petrochemical crackers, given the challenging moment faced by Brazil's industrial sector and economy.

(B) **Power Supply:**

- In August, the **power supply agreement with CHESF** was signed, valid through 2037;
- Concluído investimento de proteção contra apagões no Cracker do Nordeste em Fevereiro de 2015.

(C) **Value creation for the petrochemical chains:**

- Start-up of Basf's acrylic acid production complex.

POLYOLEFINS and VINYLS

Polyolefins and Vinyls Unit

Braskem

Industrial Plants : Alagoas, Bahia, Rio Grande do Sul, Rio de Janeiro and São Paulo

Total **production capacity** of **5.7 million tons** of **resins** per year

Total **net revenue** in 2015: **R$22.8 billion, 48%** of Braskem's Consolidated Net Revenue

Direct **Team Members: 2,833**



2 PVC
1 Chlor-Vinyl
3 PE
1 PP
1 PVC
1 Chlor-Vinyl
1 PE
1 PP
3 PE
2 PP
3 PE
2 PP



Braskem

Technology and Innovation Center - RS

Production Volume and Utilization Rates



Polyethylene
80%
2,415
87%
2,649
2014
2015
Polypropylene[1]
81%
1,592
76%
1,510
2014
2015
PVC
89%
635
76%
542
2014
2015
Total Resins
4,642
4,701
2014
2015

In 2015, Polyolefins production volume reached 4.2 million tons, up 4% from 2014, supported by high utilization rates throughout the year and the Company's capacity to export volumes not absorbed by the domestic market;

PVC production volume in the year was 542 kton, decreasing 15% from 2014, due to sectors as construction.

(1) Only the production in Brazil

Brazilian resins market and Braskem's sales

Brazilian Resins Demand (thousand tons)



-7.6%
5,385
5,331
4,926
2013
2014
2015

Braskem's Sales (thousand tons)



-5.8%
3,671
3,570
3,362
2013
2014
2015

Market Share 68% 67% 68%

Braskem's Sales Profile in 2015



Chemicals & Agrochemicals
Infrastructure
Others
Agribusiness
Industrial
Food Packaging
Electric & Electronic
Retail
Construction
Consumer Goods
Automotive
Cosmetics & Pharmaceutical
Hygiene and Cleaning
3%
5%
22%
8%
11%
6%
4%
4%
13%
3%
12%
4%
6%

The slowdown of important sectors of the Brazilian economy negatively impacted resins consumption in 2015;

In 2015, the market share gain by 1 p.p. led the sales volume to 3.4 million tons.

International Market Dynamics

Braskem

Polyolefins Exports (thousand tons)



+22%
1,304
422
882
2011
1,277
415
862
2012
1,090
312
778
2013
1,068
388
680
2014
1,307
386
921
2015
PP
PE

PVC Exports (thousand tons)



0
2011
1
2012
0
2013
0
2014
65
2015
PVC

In 2015, the Company showed its capacity to export volumes not absorbed by the domestic market;

Polyolefins (PE + PP) exports summed up to 1,307 thousand tons, increasing 22% compared to 2014;

Taking advantage of more competitive opportunities overseas, Braskem began exporting PVC. Total PVC export volume in the period was 65 kton.

PICPlast Program

PICPLAST
Plano de Incentivo à Cadeia do Plástico

Braskem

Aiming to strengthen the plastic chain in Brazil, Braskem and the Brazilian Plastics Industry Association (Abiplast) created The Plastics Chain Competitiveness Incentive Program (PICPlast):

Realization: Braskem abiplast

Competitiveness and Innovation

Stimulate the sector's competitiveness through training, innovation and customer support.

- Training:
  - Business Management: 35 companies em 2015 (68 since the beginning)
  - Costs Management: 318 (346)
  - Family Succession: 13
  - Innovation Management : 14
- Actions for development and solutions in plastic for Civil Construction and Agribusiness, involving more than 100 companies.

Exports of manufactured goods

Double Brazilian exports of manufactured PE and PP goods within 2 years

- Incentivized sales for exports, with total investment of R$ 82 million
- 163 companies trained in exports in 2015 (304 since the Program started)
  - Access to overseas market
  - Technicalities

Plastic Advantages

Promote and enhance the advantages of plastic as a sustainable solution to the today's society.

- Promotion of the advantages of plastic
- Creation of an industry fund, with accession of more than 320 companies and R$ 2.7 million collected.

More than 900 companies benefited from the Program

Innovation & new applications

Braskem

The importance of Braskem's innovation program and its pipeline is demonstrated by the results of new products launches by, for instance, the Polyolefins Unit, where **13%** of sales come from products launched in the **last three years**.

In **2015**, **nine new resin grades** were added to the portfolio, which included:

- **Linear Polyethylene** for general, high-performance rotomolding applications, which features excellent mechanical properties and finish and is used in particular for agricultural and technical parts.
- **Homopolymer Polypropylene** for the production of big bags - as part of its ongoing effort to better serve Clients and comply with the requirements of Brazilian standard NBR 16029, Braskem complemented its portfolio of Polypropylene resins with UV protection.
- **Ethylene Vinyl Acetate (EVA)** for the footwear industry – a product with properties comparable to elastomers (rubber products), in expandable and reticulated compounds, but featuring lower density, which provides for a more anatomic design and a final product that is more flexible, lighter weight and more comfortable.

strategy&

Valor ECONÔMICO

In the year, another highlight was the recognition of Braskem as Brazil's fourth most innovative company in the overall ranking and second place in the ranking of manufacturers. The survey, conducted by Valor magazine and the consultancy Strategy&, ranked 100 of the most innovative companies.

Braskem

UNITED STATES AND EUROPE

United States and Europe Unit

Braskem


1
2
3
4
5

5 Sites: Pennsylvania, Virginia and Texas (USA)
Innovation and Technology Center in Pittsburgh

Total production **capacity** of **1,465 thousand tons** of PP per year

Team Members
Direct: **649**


La Porte - Texas


I&T Center - Pittsburgh

Unidade Estados Unidos e Europa


1
2


Wesseling

2 Sites: Wesseling and Schkopau (Germany)


Schkopau

Total **production capacity** of **545 thousand** tons of PP per year

Team Members
Direct: **165**

PP Demand in USA and Europe

Braskem



PP Demand USA(1)
(thousand tons)
CAGR
+2.0%
7,050
7,142
7,206
7,175
7,627
2011
2012
2013
2014
2015



PP Demand Western Europe(2)
(thousand tons)
CAGR
+2.0%
8,603
8,467
8,445
8,863
9,298
2011
2012
2013
2014
2015

- In 2015, economic growth in USA and Europe with high petrochemical margins boosted **Braskem industrial units'** results;
- In the year, **PP – Propylene** spreads grew 163%, and the outlook is positive for 2016 with an oversupply of propylene in the market;
- **No** new **greenfield PP** project announced in both regions, in the period of **2015 to 2018**;
- **USA:** Potential opportunities due to higher **supply** of **propylene** in the market

Source: 1 - American Chemistry Council, Plastics Industry Producers' Statistics Group, compilated by Veris Consulting, LLC
2 - AC-Fiduciaire AS

PP in the USA

Braskem

Industry data shows the utilization rate of naphtha-based PP getting closer to the limit



Naphtha-based PP Supply & Demand and Utilization Rate
30,000
25,000
20,000
15,000
10,000
5,000
0
79%
81%
86%
84%
84%
88%
88%
91%
21,196
20,597
20,005
19,487
19,496
18,594
18,592
18,641
2008
2009
2010
2011
2012
2013
2014
2015
100
90
80
70
60
50
40
30
20
10
0
In billion of pounds
Utilization Rate
Nominal Capacity

Source: ACC (2006-2015)

PP in the USA

Braskem

Competitive Environment

Largest PP producers in the United States
Ranking by capacity (kty)


1,465
1,417
1,150
1,120
869
815
Braskem
LyondellBasell
Total PC
ExxonMobil
FPC USA
Ineos

PP Prices, Propylene and Spreads in US$


1,507
1,700
1,763
1,382
1,332
1,515
1,563
859
+163%
175
185
199
524
2012
2013
2014
2015
PP
Propylene
Spread

Source: IHS

Operational highlights

Braskem

Production Volume (thousand tons) and Utilization Rate (%)


89%
91%
92%
98%
1,757
1,786
1,856
1,967
2012
2013
2014
2015
Utilization Rate
Production Volume

PP Sales Volume (thousand tons)


1,744
1,791
1,863
1,973
2012
2013
2014
2015

- **All-time high volume** of **PP production** in **2015.**
- Actions to improve industrial productivity:
    - Find out which product is most suitable to each plant;
    - Optimization of production parameters for each product; and
    - Initiatives to reduce logistic bottlenecks in the receiving of feedstock.

- **All-time high volume** of **PP sales** in **2015.**
- **Net Revenue** of **US$2.5 billion** or **R$8.2 billion** in **2015:**
    - **17%** of **Braskem's consolidated net revenue**

Investments and Projects

Braskem

Investments
(US$ million)



117
49
68
2016
Operational
Strategic

2016 CAPEX to **strategic projects** estimated in **US$68 million:**

- Around 50% destined to UTEC production in La Porte, USA
- The remaining will be directioned to other projects as the Marcus Hook's plant expansion, Project Delta (US PP New Build) and Gulf Coast Connectivity.

Propane Dehydrogenation Plant (PDH):

- Start-up in 1Q17
- Supply of around 750 thousand tons per year of propylene by Enterprise Products for Braskem's 3 PP plants in the Gulf Coast in the US (USGC).
- Contract of approx. 15 years is based on the cost of propane.

Raw Materials Profile
(Propylene)



73.0%
27.0%
2015
16.0%
57.0%
27.0%
2017e
USA - PDH
USA – PGP/RGP
Europe - PGP

MEXICO PROJECT

Mexico Project

Braskem

First greenfield project in North America after shale gas

Braskem 75%

IDESA 25%



ETHANE CRACKER
Ethylene 1,050 kt
3 POLYETHYLENE SITES
HDPE 350 kt
HDPE 400 kt
LDPE 300 kt

LATEST TECHNOLOGY

Technip INEOS lyondellbasell

Highlights 2015

- The petrochemical complex in Mexico, which is operated by the subsidiary Braskem Idesa, reached 99% completion.
- The utilities facility is already operational;
- The main and accessory feedstocks have already been delivered to the site to support the cracker's startup and the launch of polyethylene production.
- The first lots of rail freight cars were already delivered to the site.

Mexico Project

Priority is supplying the Mexican PE market, which has a deficit of around 70% its demand



PE Demand
(millions of tons/year)
1.9
2.0
2.0
2.1
2.2
2014
2015
2016
2017
2018
Demand
Braskem Idesa
Current Capacity

The surplus can be exported very competitively taking advantage of Braskem's comercial presence around the world.



North America
Braskem
Central America
Braskem
South America
Europe
Braskem
Asia
Braskem

Source: IHS

Project's Competitiveness

Braskem

Ethylene Cash Cost Global Curve


World Indicative Ethylene Cash Costs
Current Month-to-Date Comparison
Ethylene XXI
Dollar per Metric Ton
500
400
300
200
100
0
-100
-200
-300
Ethane KSA
Weighted US
Ethane US
Ethane Iran
C2/C3 KSA
Low Cost WEur
Condensate KSA
Naphtha US
Typical WEur
High Cost WEur
Naphtha Asia
Propane KSA
Delta = current less last month
Jan 2016 estimate
Source: IHS
© 2016 IHS

The project is among America's most competitive ones...

Cash Margin
Naphtha-based PE vs. Ethane-based PE


Polyethylene Integrated Cash Margins
Ethane Margins Decline, Maintain Strong Advantage
Margin, Cents Per Pound
Margin, Dollars Per Metric Ton
60
50
40
30
20
10
0
1,323
1,102
882
661
441
220
0
90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20
US Ethane to PE Chain Margin
W.Europe Naphtha to PE Chain Margin
30th Annual World Petrochemical Conference

Ethane-based PE producer has a higher margin than Naphtha-based PE producer...

Construction's Magnitude

Braskem

38,200 t

Equipament



33 times the weight of Christ the Redeemer

132,800 m^3

Concrete



Maracanã

x 1.6

4,900 km

Electric cables

Porto Alegre to Manaus


1 2 3 4 5 6 7 8 9 10 11

29,700 t

Metal structure



x 4

40.3 km

Underground pipeline


Avenida
Paulista

x 13

24,300 t

Site pipelines


747

x 55

Braskem

FINANCIAL HIGHLIGHTS

Braskem in 2015

Net Debt of **US$5.4 billion**

Leverage* (Net Debt/EBITDA) of **1.91x** in **US$**

Consolidated **Operating Cash Generation** of **R$9.5 billion**


R$ million
US$ million
+28%
16,545
21,128
2014
2015
-13%
6,229
5,441
2014
2015
-24%
2.92x
2.23x
2014
2015
-26%
2.58x
1.91x
2014
2015
+117%
4,351
9,444
2014
2015
+53%
1,849
2,835
2014
2015

* Does not include Mexico Project's financial structure

EBITDA 2015 vs 2014

Braskem

EBITDA reached R$9,372 million, 67% higher than 2014. Highlights:

- the unit's excelent performance;
- healthy resins' spreads in the international market;
- higher exports volume.
- brazilian real's average depreciation of 42%;



R$ million
FX impact on revenue
13,952
(10,193)
FX impact on costs
5,620
(212)
5,408
120
(140)
3,759
224
9,372
EBITDA 2014
Extraordinary Itens*
Adjusted EBITDA 2014
Volume
Contribution Margin**
FX
Fixed Costs + SG&A + Others
EBITDA 2015

Avg. FX 2014: 2.35 R$/USD

Avg. FX 2015: 3.33 R$/USD

* Gain recognized from the divestment of non-strategic asset.

** It includes the recognition of the R$202 million refund related to the retroactive adjustment of the amendment to the naphtha supply agreement.

Rating

Braskem

Corporate Credit Risk

Agency	Rating	Perspective	Date
Global Scale			
S&P	BBB-	Negative	12/04/2015
Fitch	BBB-	Negative	12/16/2015
Moody's	Ba1	Negative	02/25/2016

- Braskem is rated investment grade according to S&P and Fitch.
- In Feb/2016, Moody's downgraded Brazil's risk in 2 notches, which resulted in the revision of Braskem's rating and its downgrade in 1 notch.
- The Company is classified above sovereign risk by the 3 rating agencies, due to its:
  - Strong liquidity position;
  - Solid cash generation; and
  - Geographic diversification

Amortization schedule and debt profile

Braskem



Debt Profile (1)
(R$ million)
12/31/2015
(12/31/15 - R$ million)
Gross Debt:
R$ 22,480
Net Debt:
R$ 21,128
10,781
7,352
3,429
4,754
2,599
12/31/15 Cash
7%
1,961
2016
6%
1,762
2017
9%
2,670
2018
16%
4,543
2019
25%
7,069
2020/ 2021
7%
2,124
2022/ 2023
30%
8,618
2024 onwards
Stand by of US$750 million and R$500 million
Invested in US$
Invested in R$
(1) Does not consider discounts from transaction costs



Gross Debt by Category
Brazilian and Foreign Gov. Entities 16%
Banks 25%
Capital Market 59%

- **Cash and cash equivalents** cover the payment of **obligations** maturing over the next **39 months** (45 months if we consider the Stand Bys);
- **65%** of the cash and cash equivalents is **pegged to dollar**;
- **Stretched Debt Profile**: Only 7% of the total debt matures in 2016;
- **84%** of the **net debt** correlated to **dollar,** in line with the Company's cash generation.

Capex


(*) Investments (R$ million)
2,135
819
221
1,095
1,316
2015e
2,376
1,104
99
1,174
1,274
2015
Operational
Strategic Projects
Mexico

- In 2015, Braskem invested R$2,376 million. The R$242 million variation in comparison to the initial projection of R$2,135 million is explained, in part, by the FX effect in the invested amounts in dollars to reais.
- Excluding Braskem's contribution to the Mexico project, the investment was R$1,272 million, 3% lower than the initial estimate of R$1,316 million.
  - Of this amount, R$1,174 million, or around 90% of total was directed to industrial operations (of which R$214 million was to the International Unit, equivalent to US$64 million), including the investments related to operating efficiency, HSE, productivity and maintenance.
  - The remainder was allocated to other projects, such as the investment in UTEC production in La Porte, United States.

Mexico Project:

- In 2015, Braskem disbursed US$323 million or R$1,104 million on the project, influenced by the effect of FX.

(*) Considers operational investments, maintenance stoppages and spare parts fo Braskem and its subsidiaries and contributions for the Mexico project.

VALUE CREATION DRIVERS

Strategy - Growth Drivers

Braskem

Potential of Value Creation: Americas axis



Main Drivers

International Expansion

- Access to competitive feedstock;
- Supply the regional market;
- Geographical Diversification;
- Growth opportunities in PP in the US.

Brazil

- Add value to the existing streams;
- Promote the plastic chain development;
- Expansion with future feedstock availability;
- Export the surplus of the Company's production, supported by its global presence;
- Feedstock diversification.

GLOBAL SCENARIO AND PETROCHEMICAL INDUSTRY

Cenário Global

USA

- Expected GDP growth for 2016 of 2.6%;
- Federal Reserve has raised interest rates by 0.25 p.p., which are now in the 0.25%-0.50% band. This is the first time rates have been raised since June 2006.

Eurozone

- GDP growth of 1.5%;
- Inflation well below ECB goal (2%);
- Brexit: Possible exit of United Kingdom from the European Union;
- Refugee crisis

China

- GPD is expected to grow 6.3%;
- Industrial activity showing signs of slowdown: China's manufacturing PMI retracted for most of the year;
- Yuan depreciation, an attempt to promote exports and, consequentially, the Economy

Brazil

- Lost its Investment Grade by the 3 rating agencies
- GDP will stay retracted: down 3.5%;
- Challenging year for the Industry

Spreads

Braskem

Basic Petrochemicals Spreads



1513
1480
1501
1450
956
754
931
937
903
836
462
337
582
543
598
614
494
416
2011
2012
2013
2014
2015
2016e
Spreads
Basic Petrochemicals
Naphtha

Resins Spreads (*)



1436
1330
1416
1490
1125
931
931
937
903
836
462
337
505
393
513
654
663
594
2011
2012
2013
2014
2015
2016e
Spreads
Resins
Naphtha

(*) Brazil Basket: 53% PE USA, 34% PP Asia, 12% PVC Asia

PP USA Spreads



1823
1507
1700
1763
1382
1463
1664
1332
1515
1563
859
653
159
175
185
199
524
810
2011
2012
2013
2014
2015
2016e
Spreads
PP
Propylene

Naphtha-based Petrochemical Industry

- Positive outlook for the naphtha-based players competitiveness in 2016, with the raw material being precified at historical low prices, due to oversupplied oil market and the removal of Iran comercial sanctions from USA and Europe.

Resins Spreads

- The expectation for 2016 is for spreads around the world to remain at healthy levels in 2016.
- More chance of volatility in PP spreads, especially in the Asian market, with new capacity coming on stream in China.
- More challenging scenario for PE starting in 2017, with the new capacities of ethane-based players starting up in the US.

PP USA Spreads

- PP spreads grew 163% in 2015.
- Outlook is positive for 2016, with more Propylene oversupply.
- New PP capacities in the region should not come before 2019.

FONTE: IHS

PRIORITIES

Braskem Priorities 2016

Braskem

Brazil:

- To ensure operating efficiency to supply domestic demand and export surplus volume.
- To implement a maintenance stoppage in one of the cracker lines in Bahia in the fourth quarter of 2016.
- To evaluate opportunities for feedstock diversification.
- To defend an industrial policy that, together with the fiscal austerity policy, leads to the gradual recovery of the Brazilian industry's competitiveness factors.

US / Europe:

- Capitalize positive spreads in the us PP market with the increase of the demand and oversupply of propylene in the market.
- Seek PP growth opportunities from competitive propylene in the US.

Mexico Project:

- To start up the cracker and polyethylene plants.
- To sell PE in the domestic market, consolidating the relationship with clientes in the mexican market.
- To export from Mexico, benefiting from sinergies with the operations of Braskem in US, Europe and South America.

Liquidity / Financial Health:

- Focus on cash generation.
- Continue to implement the expense reduction program, generating potential recurring savings of r$400 million per year, which should be fully achieved in 2017.



Meeting with Investors – 2015 Results

São Paulo, March 01, 2016

Braskem